_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 11 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibit is filed herewith:

     Exhibit 58 Letter sent to various analysts/portfolio managers commencing July 23, 1996.

                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY

                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  July 23, 1996

                                EXHIBIT INDEX


Exhibit No.                     Description                             Page
__________     ___________________________________________________      ____

Exhibit 58 Letter sent to various analysts/portfolio managers commencing July 23, 1996

                                                       Exhibit 58

[Form of letter sent to various analysts/portfolio managers commencing July 23, 1996]




[date]

[inside address]

Dear [name]:

     Kansas City Power & Light Company is pleased to note that David Parker of Robert W. Baird & Co Inc. recently changed his recommendation and now backs the KCPL/UtiliCorp merger. In a First Call report dated July 19, 1996, Mr. Parker raises some of the same concerns we have regarding Western's sustainable earnings and dividend levels and therefore, its stock price.

     In particular, Mr. Parker said, "...the long and bumpy road [Western Resources'] merger would face raises significant uncertainties concerning the true value of WR's bid. If shareholders do not approve a UCU/KLT merger, we do not believe the KLT board will support a combination with WR, keeping the tone of the courting relationship very unfriendly. Since friendly utility combinations are moving at a snails pace, we expect an unfriendly merger to move at a glacial speed."

     Thank you again for taking time recently to discuss with us the strategic benefits of the KCPL/UCU merger. If you need additional information, please feel free to call me.


                                   Sincerely,

                                   /s/David Myers

                                   David Myers
                                   Manager, Investor Relations
                                   KCPL
                                   (816) 556-2312